SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 5 2010 DIVISION OF MARKET REGULATION

AMENDMENT # 4

SECURITIE[illegible] V[illegible]



10030701

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 00533

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sage Rutty & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1100 Bausch & Lomb Place
Rochester NY 14604-2705
Telephone (585) 232 4000
Facsimile (585) 454 6594

Report of Independent Accountants

To the Board of Directors and Shareholders

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Sage Rutty & Co., Inc. for the period from April 1, 2009 through December 31, 2009, which were agreed to by Sage Rutty & Co., Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Sage Rutty & Co., Inc.'s compliance with the applicable instructions of Form SIPC-7T during the nine months ended December 31, 2009. Management is responsible for Sage Rutty & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows:

   Payments dated July 30, 2009 in the amount $3,292 and January 2, 2009 in the amount of $150, compared to the year-to-date December 31, 2009 check register obtained from Matthew Lacey, Controller, check numbers 77910 and 77299 dated July 30, 2009 and January 2, 2010, respectively. In addition, payment dated February 25, 2010 in the amount $7,282. We noted no differences.

2. Compared the Total Revenue amount reported on the audited Financial Statements for the year ended December 31, 2009 less the revenues reported on Sage Rutty & Co., Inc.'s Focus Reports for the period from January 1, 2009 to March 31, 2009 as applicable, with the Total revenue amount of $6,279,828 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009. We noted no differences.

3. Compared amounts reported on page 2, items 2b and 2c of Form SIPC-7T with supporting schedules and work papers as follows:
   a. Compared additions on line 7, net loss from securities in investment accounts, of $972 to a report from the Peachtree accounting system provided by Matthew Lacey, Controller, Sage Rutty & Co., Inc. We noted no differences.
   b. Compared deductions on line 1, revenues from the sale of annuities and from the business of insurance, of $1,607,674 to a report from the Peachtree accounting system provided by Matthew Lacey, Controller, Sage Rutty & Co., Inc. We noted no differences.

c. Compared deductions on line 3, clearance paid to other SIPC members in connection with securities transactions, of $169,074 to a report from the Peachtree accounting system provided by Matthew Lacey, Controller, Sage Rutty & Co., Inc. We noted no differences.
d. Compared deductions on line 5, net gain from securities in investment accounts, of $151,338, to a report from the Peachtree accounting system provided by Matthew Lacey, Controller, Sage Rutty & Co., Inc. We noted no differences.
e. Compared deductions on line 8, other revenue not related either directly or indirectly to the securities business, of $58,702 to a report from the Peachtree accounting system provided by Matthew Lacey, Controller, Sage Rutty & Co., Inc. We noted no differences.
f. Compared deductions on line 9 (i), interest and dividend expense, of $4,237 to a report from the Peachtree accounting system provided by Matthew Lacey, Controller, Sage Rutty & Co., Inc. We noted no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

   Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $4,289,775 and $10,724, respectively of the Form SIPC-7T. We noted no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Sage Rutty & Co., Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 25, 2010